Scythian Biosciences Corp.

(Formerly Kitrinor Metals Inc.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2017

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

Note to Reader	3
Consolidated Interim Statements of Financial Position	4
Consolidated Interim Statements of Loss and Comprehensive Loss	5
Consolidated Interim Statements of Changes in Shareholders’ Equity	6
Consolidated Interim Statements of Cash Flows	7
Notes to the Condensed Consolidated Interim Financial Statements	8 - 20

2

NOTE TO READER

Under National Instrument 51-102, if an auditor has not performed a review of interim financial statements they must be accompanied by a note indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of the management. The Company’s independent auditor has not performed a review of these interim financial statements.

3

Scythian Biosciences Corp. (Formerly Kitrinor Metals Inc.)

Condensed Consolidated Interim Statements of Financial Position

As at September 30, 2017 and March 31, 2017

Expressed in Canadian Dollars

	Note	September 30, 2017	March 31, 2017
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	4	$10,030,141	$1,090,767
Prepaid expenses	10	1,216,853	871,907
Sales tax recoverable		75,020	9,979
Total current assets		11,322,014	1,972,653

Plant and equipment	6	657,677	759,682

Total assets		$11,979,691	$2,732,335

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	7	266,188	1,931,317
Deferred share unit liabilities	8	740,313	-

Total liabilities		1,006,501	1,931,317

SHAREHOLDERS’ EQUITY
Capital stock	8	24,954,273	6,216,198
Contributed surplus	8	6,608,082	1,506,806
Deficit		(20,589,165)	(6,921,986)

Total shareholders’ equity		10,973,190	801,018

Total liabilities and shareholders’ equity		$11,979,691	$2,732,335

Nature and Continuance of Operations – Note 1

Commitments – Notes 10 and 11

“Jonathan Gilbert”	“Peter Benz”
Jonathan Gilbert	Peter Benz

The accompanying notes are an integral part of the condensed consolidated interim financial statements

4

Scythian Biosciences Corp. (Formerly Kitrinor Metals Inc.)

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the three and six months ended September 30, 2017 and 2016

Expressed in Canadian Dollars

(Unaudited)

		Three months ended September 30,		Six months ended September 30,
	Note	2017	2016	2017	2016

OPERATING EXPENSES
Research and development	10	$744,027	$92,341	$1,430,606	$92,341
Salaries and wages	7, 8b	446,447	265,559	664,125	528,040
Professional fees		92,690	11,939	202,050	39,228
Consulting	7, 8b	157,921	16,551	193,398	113,586
Advertising and public relations		187,153	2,279	188,586	4,537
Office and general		56,658	27,137	80,923	58,461
Travel		26,335	2,264	51,712	5,900
Depreciation	6	51,002	57,500	102,005	115,000
		1,762,233	475,570	2,913,405	957,093

OPERATING LOSS BEFORE THE FOLLOWING ITEMS		(1,762,233)	(475,570)	(2,913,405)	(957,093)

Foreign exchange loss		(78,110)	(6,893)	(100,408)	(9,825)
Interest income		27,477	-	33,568	-
Deferred share unit compensation	8d	(740,313)	-	(740,313)	-
Listing expenses	5	(9,988,123)	-	(9,988,123)	-
Rental income		20,418	21,007	41,502	42,024
NET LOSS AND COMPREHENSIVE LOSS		$(12,520,884)	$(461,456)	$(13,667,179)	$(924,894)

Loss per share
Basic and diluted	9	$(2.81)	$(1.02)	$(3.72)	$(2.04)

Weighted average number of shares outstanding
Basic and diluted	9	4,462,921	453,808	3,676,014	453,032

The accompanying notes are an integral part of the condensed consolidated interim financial statements

5

Scythian Biosciences Corp. (Formerly Kitrinor Metals Inc.)

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the six months ended September 30, 2017 and 2016

Expressed in Canadian Dollars

(Unaudited)

	Note	Number	Share Capital	Contributed Surplus	Other Capital Reserves	Deficit	Total Shareholders’ Equity
Balance, April 1, 2016		449,713	$3,507,284	$939,708	$20,000	$(3,945,922)	$521,070
Issuance of common shares - for cash		4,095	81,900	-	(20,000)	-	61,900
Share based compensation		-	-	53,413	-	-	53,413
Net loss		-	-	-	-	(924,894)	(924,894)
Balance, September 30, 2016		453,808	$3,589,184	$993,121	$-	$(4,870,816)	$(288,511)

Balance, April 1, 2017		2,874,551	$6,216,198	$1,506,806	$-	$(6,921,986)	$801,018
Subscriptions receipts, net of costs		-	-	-	12,196,191	-	12,196,191
Issuance of common shares
- for settlement of accounts payable	7	12,500	100,000	819,245	-	-	919,245
- for cash - at $8.00	8	1,660,625	13,285,000	-	(13,285,000)	-	-
less; share issue costs		-	(1,128,383)	-	1,088,809	-	(39,574)
Share issuance - RTO	5	660,566	5,284,528	3,886,447	-	-	9,170,975
Settlement of accrued wages with related parties	7	-	-	669,388	-	-	669,388
Finder’s fee	5	49,700	397,600	-	-	-	397,600
Shares issued pursuant to the exercise of warrants		96,948	799,330	(607,434)	-	-	191,896
Share based compensation		-	-	333,630	-	-	333,630
Net loss		-	-	-	-	(13,667,179)	(13,667,179)
Balance, September 30, 2017		5,354,890	$24,954,273	$6,608,082	$-	$(20,589,165)	$10,973,190

The accompanying notes are an integral part of these condensed consolidated interim financial statements

6

Scythian Biosciences Corp. (Formerly Kitrinor Metals Inc.)

Condensed Consolidated Interim Statements of Cash Flows

For the six months ended September 30, 2017 and 2016

Expressed in Canadian Dollars

(Unaudited)

		Three months ended September 30,
	Note	2017	2016
OPERATING ACTIVITIES
Net loss		$(13,667,179)	$(924,894)
Items not affecting cash:
Depreciation	6	102,005	115,000
Share based compensation	8b, 8d	1,073,943	53,413
Listing expense paid in shares	5	9,326,063	-
Non-cash listing expenses	5	397,600	-
Changes in non-cash working capital items:
Increase in prepaid expenses		(344,946)	(8,367)
Increase (decrease) in accounts payable and accrued liabilities		(155,529)	526,975
Increase in sales tax recoverable		(53,165)	(1,399)
Cash flows relating to operating activities		(3,321,208)	(239,272)

FINANCING ACTIVITIES
Proceeds from the issuance of common shares, net	8	-	61,900
Proceeds from exercise of warrants		191,896
Proceeds from receipt of subscriptions for common shares, net	8	12,156,617	-
Cash flows relating to financing activities		12,348,513	61,900

INVESTING ACTIVITIES
Cash acquired upon the acquisition of Kitrinor	5	379	-
Advances to Kitrinor	5	(88,310)	-
Cash flows relating to investing activities		(87,931)	-

Net increase (decrease) in cash		8,939,374	(177,372)

Cash and cash equivalents, beginning		1,090,767	222,431

Cash and cash equivalents, ending		$10,030,141	$45,059

Supplemental Cash Flow Information – Note 12

The accompanying notes are an integral part of these condensed consolidated interim financial statements

7

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.) (the “Company”) was incorporated under the laws of the Province of Ontario on January 28, 2005. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the trading symbol SCYB. The Company is a reporting issuer in the provinces of Ontario, Alberta and British Columbia.

On August 1, 2017, the Company completed a business combination with Scythian Biosciences Inc. (“Scythian Inc.”) (the “Transaction”) (Note 5), a company incorporated under the Federal laws of Canada on July 9, 2014. Scythian Inc. is focused on the acquisition of companies in the medical marijuana market, either in its application for medical and academic uses in the development of new pharmaceuticals, or in the business of production and sales of prescription marijuana to individual consumers. The Transaction constituted a reverse takeover of the Company by Scythian Inc. and the business of the resulting merged entities became the business of Scythian Inc.

Effective August 1, 2017, and in connection with the Transaction, the Company effected a reverse stock split on the basis of 1:20 and Scythian Inc. effected a reverse stock split on the basis of 1:80. As such, all shares of common stock issued and outstanding were decreased on such basis. These condensed consolidated interim financial statements give retroactive effect to such reverse split and all share and per share amounts have been adjusted accordingly.

The Company’s principal and registered office is 200-366 Bay St., Toronto, ON, M5H 4B2.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

2.	BASIS OF PRESENTATION

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) IAS 34 “Interim Financial Reporting”.

These condensed consolidated interim financial statements do not include all of the information and disclosures required to be included in annual financial statements prepared in accordance with IFRS.

These condensed consolidated interim financial statements should be read in conjunction with the audited annual consolidated financial statements of Scythian Inc. for the year ended March 31, 2017, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies, use of judgements and estimates were presented in Note 2 and Note 3 of those audited financial statements and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were authorized for issue on November 22, 2017 by the directors of the Company.

8

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

2.	BASIS OF PRESENTATION

b)	Basis of Measurement

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency. These condensed consolidated interim financial statements are prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Basis of Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, Scythian Biosciences Inc. and Go Green B.C. Medicinal Marijuana Ltd. All intercompany balances and transactions have been eliminated upon consolidation. Subsidiaries are consolidated from the date control commences until control ceases.

3.	NEW ACCOUNTING STANDARDS

At the date of authorization of these condensed consolidated interim financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been early-adopted by the Company.

Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s condensed consolidated interim financial statements is provided below. Certain other new standards and interpretations have been issued, but are not expected to have an impact on the Company’s condensed consolidated interim financial statements.

Future Changes in Accounting Policies

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 is not expected to have an impact on the classification and measurement of the Company’s financial assets and liabilities when adopted in 2018.

9

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

3.	NEW ACCOUNTING STANDARDS – Continued

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The adoption of IFRS 16 is not expected to have an impact on the classification and measurement of the Company’s financial instruments, when adopted in 2019.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of the following:

	September 30, 2017	March 31, 2017

Cash	$1,829,041	$1,090,767
Guaranteed Investment Certificates	8,201,100	-
	$10,030,141	$1,090,767

5.	REVERSE TAKEOVER TRANSACTION

On August 1, 2017, the Company closed a reverse takeover transaction with Scythian Inc. pursuant to which the Company acquired all of the issued and outstanding securities of Scythian Inc. by way of a three-cornered amalgamation (the “Amalgamation”). As part of the Amalgamation, the Company changed its name to Scythian Biosciences Corp. (“Scythian Corp.”) and Scythian Inc. became a wholly-owned subsidiary of the Company. At the date of the Amalgamation, Scythian Inc. had advanced $88,310 to Scythian Corp. pursuant to the letter of intent and to pay for public company expenses prior to the consummation of the transaction. All amounts advanced were eliminated upon completion of the Amalgamation.

Under the terms of the Amalgamation, Scythian Corp. effected a reverse stock split on the basis of 1:20 and Scythian Inc. effected a reverse stock split on the basis of 1:80. Scythian Inc. shareholders received post-consolidation shares of Scythian Corp. for each post-consolidation Scythian Inc. share held on the basis of 1:1. Further, all post-consolidation share purchase options and warrants outstanding in Scythian Inc. were exchanged for share purchase options and warrants in Scythian Corp. on the basis of 1:1.

The Amalgamation was accounted for as a reverse takeover transaction that was not a business combination and effectively a capital transaction of Scythian Inc. Scythian Inc. has been treated as the accounting acquirer (legal subsidiary) and Scythian Corp. has been treated as the accounting acquire (legal parent) in these condensed consolidated interim financial statements. As Scythian Inc. was deemed to be the acquirer for accounting purposes, the condensed consolidated interim financial statements are presented as a continuation of Scythian Inc.

10

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

5.	REVERSE TAKEOVER TRANSACTION – Continued

Details of the purchase price consideration and allocation are shown below:

Consideration paid
Common shares	660,566	$8.0000	$5,284,528
Warrants	617,198	$6.2969	3,886,447
Options	10,675	$-	-
Total Consideration	1,288,439		$9,170,975

Net Assets Acquired
Cash			$379
Receivables			11,876
Trade payables and accruals			(79,033)
Due to Scythian			(88,310)
Net assets (liabilities) acquired			(155,088)
Listing Expense			$9,326,063

The warrant value was calculated using the Black-Scholes option pricing model using the following weighted average assumptions: share price: $8.00; expected life: 2.13 years, expected annualized volatility: 75.51%, annual rate of quarterly dividends: 0.00%, risk-free interest rate: 1.25%.

The fair value of Scythian Corp.’s net assets and liabilities is estimated to be consistent with their carrying value due to their short-term nature.

The Company paid a finder’s fee of 49,700 common shares in connection with the Amalgamation. These shares were recorded at a fair value of $8.00 per share, or $397,600 and is included as additional listing expense on the statement of operations during the three and six months ended September 30, 2017.

11

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

6.	PLANT AND EQUIPMENT

Plant and equipment consists of the following:

	Leasehold improvements	Marchinery and equipment	Total

Cost, April 1, 2016	$743,925	$406,075	$1,150,000
Additions	-	-	-

Cost, March 31, 2017 and September 30, 2017	743,925	406,075	1,150,000

Accumulated depreciation, April 1, 2016	$111,589	$60,911	$172,500
Depreciation	148,785	69,033	217,818

Accumulated depreciation, March 31, 2017	260,374	129,944	390,318
Depreciation	74,392	27,613	$102,005

Accumulated depreciation, September 30, 2017	334,766	157,557	492,323

Net book value, March 31, 2017	$483,551	$276,131	$759,682

Net book value, September 30, 2017	$409,159	$248,518	$657,677

During the three and six months ended September 30, 2017, the Company recorded depreciation expense of $51,002 and $102,005, respectively (2016: $57,500 and $115,000, respectively).

7.	RELATED PARTY TRANSACTIONS AND BALANCES AND KEY MANAGEMENT COMPENSATION

All related party transactions are carried out in the normal course of operations and are recorded at fair value, unless otherwise noted herein. The Company has identified its officers as its key management personnel.

Related Party Balances

At September 30, 2017, included in accounts payable and accrued liabilities is an amount of $Nil (March 31, 2017: $1,395,150) owing to directors and officers of the Company in respect of unpaid salaries and benefits, directors’ fees, and reimbursable expenses. Any amounts owed to related parties are unsecured, non-interest bearing, and are payable on demand.

12

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

7.	RELATED PARTY TRANSACTIONS AND BALANCES AND KEY MANAGEMENT COMPENSATION – Continued

Related Party Transactions

The Company incurred charges with directors and officers of the Company or with companies with directors or officers in common with the Company during the three and six months ended September 30, 2017 and 2016 as follows:

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Salaries and wages	103,227	246,051	300,117	484,810
Consulting fees	-	-	7,500	-
Director fees	-	4,000	3,000	10,000
	$103,227	$250,051	$310,617	$494,810

During the six months ended September 30, 2017, the Company issued an aggregate of 12,500 common shares of the Company, and paid $45,000 in cash, to settle an aggregate of $964,245 in accrued and unpaid salaries and wages and benefits due to two former directors and officers of the Company. The shares issued were recorded at their fair value of $100,000, or $8.00 per share, which value was determined with reference to the price at which shares were being sold to arm’s length parties on or around the transaction date. The remaining $819,245 difference between the carrying value of the amounts settled and the fair value of consideration transferred of $145,000 was recorded as a contribution to equity.

During the six months ended September 30, 2017, two directors and officers of the Company forgave an aggregate of $669,388 in accrued salaries, wages and allowances owed to the directors and officers. The amount forgiven was recorded as a contribution to equity.

8.	CAPITAL STOCK

a.	Common shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

13

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

8.	CAPITAL STOCK – Continued

Changes in the issued and outstanding common shares of the Company during the year ended March 31, 2017, and for the six-month period ended September 30, 2017, were as follows:

	Number of shares	Amount
Balance, April 1, 2016	449,713	$3,507,284
Shares issued
Pursuant to private placements at $20.00	4,095	81,900
Balance, June 30, 2016	453,808	3,589,184
Shares issued
Pursuant to private placements at $0.20	2,000,000	400,000
Pursuant to private placements at $8.00	370,743	2,965,945
Less; share issue costs	-	(748,931)
In exchange for services	50,000	10,000
Balance, March 31, 2017	2,874,551	$6,216,198
Shares issued
As settlement of accounts payable	12,500	100,000
Pursuant to private placements at $8.00	1,660,625	13,285,000
Less; share issue costs	-	(1,128,383)
Pursuant to acquisition of Kitrinor	660,566	5,284,528
Finder’s fee	49,700	397,600
Pursuant to exercise of warrants	96,948	799,330
Balance, September 30, 2017	5,354,890	$24,954,273

During the six months ended September 30, 2017, the Company issued 1,660,625 subscription receipts at $8.00 per subscription receipts for gross proceeds of $13,285,000 pursuant to a private placement. In connection with the private placement, the Company incurred share issue costs of $1,128,383, which included agent’s commission and legal fees and expenses directly attributable to the transaction. Subsequently, the subscription receipts were converted into shares of common stock on a one for one basis.

14

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

8.	CAPITAL STOCK – Continued

b.	Share Purchase Options

The Board of Directors of the Company (the “Board”) has approved a Stock Option Plan (the “Option Plan”). The purpose of the Option Plan is to grant share purchase options to directors, senior officers, employees, and consultants of the Company. The maximum number of shares reserved for issue under the Option Plan will be equal to 10% of the aggregate issued and outstanding shares of the Company at the date of approval of the Option Plan, but the maximum number may be revised from time to time by the Board.

The Option Plan is administered by the Board. The minimum exercise price of options issued under the Option Plan shall be equal to the market price (as defined by the Option Plan) of the Company’s shares on the grant date, less applicable discount, if any, permitted by securities legislation and approved by the Board. Stock options may be granted under the Option Plan for an exercise period determined by the Board, subject to earlier termination in accordance with the terms of the Option Plan.

A summary of the status of the Company’s outstanding share purchase options for the year ended March 31, 2017, and for the six-month period ended September 30, 2017, is presented below:

	Number of options	Weighted Average exercise price

Outstanding, April 1, 2016	73,750	20.00
Granted	62,500	0.20
Outstanding, March 31, 2017	136,250	10.92
Granted	137,500	8.00
Issued pursuant to acquisition with Kitrinor	10,675	50.00
Forfeited	(51,250)	20.00
Expired	(5,625)	20.00

Outstanding, September 30, 2017	227,550	$8.72

15

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

8.	CAPITAL STOCK – Continued

b.	Share Purchase Options – Continued

At September 30, 2017, the following share purchase options were outstanding:

Grant date	Exercise price	Number of options outstanding	Number vested	Expiry Date
December 19, 2012	$50.00	10,675	10,675	December 19, 2017
January 30, 2017	$0.20	62,500	62,500	January 30, 2020
August 31, 2015	$20.00	15,000	15,000	August 31, 2020
February 12, 2016	$20.00	1,875	1,875	February 12, 2021
August 1, 2017	$8.00	75,000	75,000	August 1, 2022
September 18, 2017	$8.00	27,500	10,000	September 1, 2022
September 1, 2017	$8.00	10,000	3,500	September 6, 2022
September 6, 2017	$8.00	25,000	-	September 18, 2022
		227,550	178,550

During the three and six months ended September 30, 2017, the Company recorded $320,937 and $333,630, respectively (2016: $12,832 and $53,413, respectively) in share based compensation expense in connection with the vesting of share purchase options. These charges were recorded on the statement of loss and comprehensive loss as follows:

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Consulting fees	$36,759	$12,832	$49,452	$53,413
Salaries and wages	284,178	-	284,178	-
	$320,937	$12,832	$333,630	$53,413

16

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

8.	CAPITAL STOCK – Continued

c.	Share Purchase Warrants

A summary of the Company’s share purchase warrants outstanding is presented below:

	Number of warrants	Weighted Average exercise price
Outstanding, April 1, 2016	-	-
Issued	142,196	$8.73
Outstanding, March 31, 2017	142,196	$8.73
Issued	579,198	$1.95
Exercised	(96,948)	$1.98
Outstanding, March 31, 2017 and September 30, 2017	624,446	$3.49

During the year ended March 31, 2017, the Company issued 116,244 share purchase warrants exercisable at $8.00 per share, expiring on June 12, 2019, as commissions in connection with subscription receipts at $8.00 per share. The fair value of these warrants of $398,200 was recorded as a share issue cost during the year ended March 31, 2017. The fair value of these warrants was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk-free rate 0.86%, expected life 2.0 years, estimated stock price $8.00, expected volatility 78.95%, dividend yield 0.00%.

During the year ended March 31, 2017, the Company issued 25,952 share purchase warrants exercisable at $12.00 per share for a period of three years from the date of issuance as commissions in connection with a private placement at $8.00 per share. The fair value of these warrants of $85,400, was recorded as a share issue cost during the year ended March 31, 2017. The fair value of these warrants was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: risk-free rate 0.78%, expected life 3.0 years, estimated stock price $8.00, expected volatility 78.73%, dividend yield 0.00%.

At September 30, 2017, the Company had share purchase warrants outstanding as follows:

Issuance Date	Number of warrants	Weighted average Exercise price	Expiry Date
March 13, 2017	116,244	$8.00	June 12, 2019
March 20, 2017	20,746	$12.00	March 20, 2020
March 31, 2017	5,206	$12.00	March 31, 2020
August 1, 2017	444,000	$2.00	October 11, 2019
August 1, 2017	38,000	$1.00	October 11, 2018
August 1, 2017	250	$50.00	December 19, 2017
	624,446	$3.49

17

Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

8.	CAPITAL STOCK – Continued

d.	Deferred share units

The Board has approved a Deferred Share Unit Plan (the “DSU Plan”). Pursuant to the DSU Plan, the Board may, from time to time, in its discretion and in accordance with TSXV requirements, grant to directors, officers, and full-time employees of the Company and its affiliates (collectively the “DSU Participants”), DSUs representing the right of the DSU Participant to receive one previously unissued common share of the Company or cash equivalent (a “DSU Payment”) for each whole DSU held by such DSU Participant.

The maximum aggregate number of common shares that may be issued under the DSU Plan shall not exceed 200,000 provided further that the aggregate number of common shares issuable under the DSU Plan, combined with any other securities-based compensation plan, including the Company’s Option Plan, shall not exceed 10% of the then issued and outstanding common shares of the Company at the grant date.

The DSU Plan is administered by the Board. Upon a DSU Participants death, or retirement from or loss of office or employment with the Company (the “Termination Date”), the Company shall satisfy the DSU Payment for each DSU Participant by either (i) issuing to such DSU Participant one common share of the Company for each outstanding DSU held by such DSU Participant on such relevant Termination Date, or (ii) payment of an amount in cash equivalent equal to the number of outstanding DSUs held by such DSU Participant multiplied by the last closing price of the Company’s shares of common stock immediately prior to the Termination Date, subject to applicable statutory source deductions.

A summary of the status of the Company’s outstanding DSUs for the year ended March 31, 2017, and for the six-month period ended September 30, 2017, is presented below:

	Number	Value
Outstanding, April 1, 2016 and March 31, 2017	-	$-
Granted	143,750	1,150,000
Fair value adjustment	-	(409,687)
Outstanding, September 30, 2017	143,750	$740,313

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Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

9.	LOSS PER SHARE

The calculation of basic and diluted loss per share for the three and six months ended September 30, 2017, and 2016 was based on the following data:

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Numerator
Net loss attributable to common shareholders	$(12,520,884)	$(461,456)	$(13,667,179)	$(924,894)
Denominator
Weighted average number of common shares outstanding	4,462,921	453,808	3,676,014	453,032
Dilutive effect of assumed exercise of stock options, warrants and DSUs	-	-	-	-
Diluted weighted average number of common shares outstanding	4,462,921	453,808	3,676,014	453,032
Loss per share (basic and diluted)	$(2.81)	$(1.02)	$(3.72)	$(2.04)

The basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as stock options, share purchase warrants, and deferred share units in the weighted average number of common shares outstanding during the period, only if dilutive.

As of September 30, 2017, loss per share excludes 995,746 (March 31, 2017: 278,446) potentially dilutive common shares related to outstanding share purchase options, warrants, and deferred share units as the effect was anti-dilutive.

10.	OBLIGATION UNDER RESEARCH AGREEMENT

On July 25, 2016, the Company entered into a collaborative research agreement, and amended on February 10, 2017 and October 6, 2017 (the “Agreement”) with the University of Miami (the “University”). The University has agreed to assist the Company with the research, development and preclinical and clinical trials research studies.

The obligation of the University to commence and continue the Project is contingent upon the Company making payments to the University.

●	1st payment: US$250,000 paid on November 28, 2016 ;
●	2nd payment: US$175,000 paid on February 1, 2017;
●	3rd payment: US$1,000,000 paid on March 27, 2017;
●	4th payment: US$1,000,000 paid on August 7, 2017;

The Company will pay US$1,000,000 on a quarterly basis with the next payment being due on October 1, 2017 and the last quarterly payment due on July 1, 2021. Every fourth quarter shall include an additional payment of US$553,750. Institution overhead of 29% is included within all payments. Total amount of funding, inclusive of University’s overhead is US$20,640,000.

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Scythian Biosciences Corp. (formerly Kitrinor Metals Inc.)

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2017

Expressed in Canadian Dollars (Unaudited)

10.	OBLIGATION UNDER RESEARCH AGREEMENT – Continued

At September 30, 2017, included in prepaid expenses and deposits is an amount of $668,489 (US$538,895) (March 31, 2017: $860,876 (USD$645,900)) in milestone payments paid to the University which were unspent as at such date.

During the six months ended September 30, 2017, the Company recorded research and development expenses of $1,430,606 (2016: $92,341) in connection with expenditures incurred under the terms of the Agreement.

11.	COMMITMENTS

The Company is committed to minimum future lease payments during fiscal year ending March 31, 2018, of $28,091.

The Company also has certain commitments with regards to the research agreement with the University of Miami as discussed in note 10.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

Investing and financing activities that do not have a direct impact on cash flows are excluded from the statement of cash flows.

During the six months ended September 30, 2017:

i) the Company issued 12,500 common shares as settlement of accrued and unpaid salaries, wages, and benefits of $919,245 owing to two directors and officers of the Company.

ii) the Company recorded $669,388 as a contribution to equity in connection with the forgiveness of accrued salaries, wages, and benefits owed to directors and officers of the Company.

These transactions were excluded from the statement of cash flows.

13.	FINANCIAL RISK FACTORS

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations. Management is of the opinion that sufficient working capital is available from its financings to meet the Company’s liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

13.	FINANCIAL RISK FACTORS – Continued

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. During the period ended September 30, 2017, the Company amended the timing of the obligations under its research agreement with the University (note 10). Management is of the opinion that it has sufficient working capital is available to meet the Company’s liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern.

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